UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Quarterly Report for the Three and Nine Months ended March 31, 2006

Commission File Number 0-20281

CREATIVE TECHNOLOGY LTD.

(Exact name of Registrant as specified in its charter)

SINGAPORE

(Jurisdiction of incorporation or organization)

31 International Business Park

Creative Resource

Singapore 609921

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F     X          Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No     X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82 N/A

PART I - FINANCIAL INFORMATION

PART I - FINANCIAL INFORMATION

ITEM 1 FINANCIAL STATEMENTS

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED BALANCE SHEETS

(In US$’000, except per share data)

	March 31, 2006	June 30, 2005
	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	$224,373	$187,246
Accounts receivable, net	132,486	163,184
Inventory	276,010	395,886
Other assets and prepaids	38,778	43,144

Total current assets	671,647	789,460

Property and equipment, net	111,509	117,187
Investments	89,849	125,914
Other non-current assets	13,428	44,913

Total Assets	$886,433	$1,077,474

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$115,668	$151,070
Accrued liabilities	119,986	103,768
Income taxes payable	17,256	20,712
Current portion of long term obligations and others	5,458	7,383

Total current liabilities	258,368	282,933

Long term obligations	206,605	209,455

Minority interest in subsidiaries	1,816	3,954

Shareholders’ equity:
Ordinary shares (‘000); S$0.25 par value;
Authorized: 200,000 shares
Outstanding: 83,100 and 83,593 shares	8,212	8,286
Additional paid-in capital	341,191	337,990
Unrealized holding gains on quoted investments	34,549	65,280
Deferred share compensation	—	(378)
Retained earnings	35,692	169,954

Total shareholders’ equity	419,644	581,132

Total Liabilities and Shareholders’ Equity	$886,433	$1,077,474

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited, in US$’000 except per share data)

	Three months ended March 31,		Nine months ended March 31,
	2006	2005	2006	2005
Sales, net	$225,657	$333,840	$896,656	$919,002
Cost of goods sold	235,799	256,519	764,846	674,734

Gross (loss) profit	(10,142)	77,321	131,810	244,268

Operating expenses:
Selling, general and administrative	51,959	51,208	152,444	148,207
Research and development	18,843	19,687	61,504	62,025
Other charges	37,351	—	37,351	65,225

Total operating expenses	108,153	70,895	251,299	275,457

Operating (loss) income	(118,295)	6,426	(119,489)	(31,189)
Gain from investments, net	2,030	14,766	18,938	65,101
Interest income	1,847	1,243	4,241	2,604
Interest expense	(2,449)	(1,275)	(6,710)	(1,882)
Others	2,488	(5,728)	(2,500)	536

(Loss) income before income taxes and minority interest	(114,379)	15,432	(105,520)	35,170
Provision for income taxes	(229)	(53)	(482)	(2,824)
Minority interest in loss	279	534	575	186

Net (loss) income	$(114,329)	$15,913	$(105,427)	$32,532

Basic (loss) earnings per share:	$(1.38)	$0.19	$(1.27)	$0.40
Weighted average ordinary shares outstanding (‘000)	82,895	83,307	83,064	82,357
Diluted (loss) earnings per share:	$(1.38)	$0.18	$(1.27)	$0.38
Weighted average ordinary shares and equivalents outstanding (‘000)	82,895	86,274	83,064	85,480

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Increase (decrease) in cash and cash equivalents (in US$’000)

(Unaudited)

	Nine Months Ended March 31,
	2006	2005
Cash flows from operating activities:
Net (loss) income	$(105,427)	$32,532
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation of fixed assets	17,216	16,358
Amortization of intangible assets	1,874	2,638
Deferred stock compensation amortization	1,261	1,212
Minority interest in loss	(575)	(186)
Equity share in loss of unconsolidated investments	200	1,640
Loss (gain) on disposal of fixed assets	292	(79)
Write-off of investments and other non-current assets	2,000	8,303
Gain from investments, net	(20,938)	(73,447)
Impairment of goodwill / intangible assets	31,478	65,225
Deferred income taxes, net	(39)	(287)

Changes in assets and liabilities, net:
Accounts receivable	30,797	(76,008)
Inventory	119,911	(267,301)
Other assets and prepaids	4,442	(22,131)
Accounts payable	(35,454)	162,246
Accrued and other liabilities	16,870	14,961
Income taxes	(3,456)	60

Net cash provided by (used in) operating activities	60,452	(134,264)

Cash flows from investing activities:
Capital expenditures, net	(11,831)	(28,011)
Proceeds from sale of fixed assets	34	231
Proceeds from sale of quoted investments	29,152	83,266
Purchase of new subsidiaries (net of cash acquired)	(131)	—
Purchase of investments	(2,629)	(17,242)
Increase in other non current assets, net	(4,049)	(3,283)

Net cash provided by investing activities	10,546	34,961

Cash flows from financing activities:
(Decrease) increase in minority shareholders’ loan and equity balance	(959)	305
Buyout of subsidiary’s minority interest	(604)	—
Proceeds from exercise of ordinary share options	2,244	14,557
Repurchase of ordinary shares	(8,135)	—
Proceeds from debt obligations	—	175,000
Repayments of debt obligations	(2,781)	(2,719)
Repayments of capital leases	(2,936)	(2,795)
Dividends paid	(20,700)	(41,357)

Net cash (used in) provided by financing activities	(33,871)	142,991

Net increase in cash and cash equivalents	37,127	43,688
Cash and cash equivalents at beginning of fiscal year	187,246	211,077

Cash and cash equivalents at end of the period	$224,373	$254,765

The accompanying notes are an integral part of these consolidated financial statements

CREATIVE TECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 - BASIS OF PRESENTATION

In the opinion of management, the accompanying unaudited consolidated interim financial statements of Creative Technology Ltd. (“Creative”) have been prepared on a consistent basis with the June 30, 2005 audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary to provide a fair presentation of the results of operations for the interim periods presented. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates and such differences could be material. The consolidated interim financial statements should be read in conjunction with the consolidated financial statements and accompanying notes thereto included in Creative’s 2005 annual report on Form 20-F filed with the Securities and Exchange Commission.

The results of operations for the three month period ended March 31, 2006 are not necessarily indicative of the results to be expected for the entire year or any future period. Creative generally operates on a thirteen week calendar closing on the Friday closest to the natural calendar quarter. For convenience, all quarters are described by their natural calendar dates. Creative conducts a substantial portion of its business in United States dollars (“US$” or “$”) and all amounts included in these interim financial statements and in the notes herein are in US$, unless designated as Singapore dollars (“S$”).

NOTE 2 - OTHER NON-CURRENT ASSETS

(in US$’000)	March 31, 2006	June 30, 2005
Other intangible assets	$37,568	$37,668
Accumulated amortization	(35,503)	(31,599)

Other intangible assets, net	2,065	6,069

Goodwill	—	29,447
Other non-current assets	11,363	9,397

	$13,428	$44,913

Creative reviews goodwill and purchased intangible assets with indefinite lives for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with the Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” Creative typically performs its annual impairment assessment for goodwill and other intangible assets in the fourth quarter of its fiscal year. However, during the third fiscal quarter, Creative’s subsidiary, 3Dlabs Inc., Ltd (“3Dlabs”), restructured its graphics business by refocusing its business on the portable handheld device market and de-emphasize its professional workstation graphics business. As a result, the fair value of 3Dlabs could no longer support the carrying value of the goodwill and other intangible assets associated with the acquisition of 3Dlabs in May 2002, and accordingly, Creative recorded a goodwill impairment charge of $29.4 million and other intangible assets impairment charge of $2.0 million in the third quarter of fiscal 2006.

NOTE 3 - INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined using standard cost, appropriately adjusted at the balance sheet date to approximate actual cost on a weighted average basis. In the case of finished products and work-in-progress, cost includes materials, direct labor and an appropriate proportion of production overheads. The components of inventory are as follows (in US$’000):

	March 31, 2006	June 30, 2005
Raw materials	$119,259	$166,318
Work in progress	5,633	18,711
Finished products	151,118	210,857

	$276,010	$395,886

NOTE 4 - PRODUCT WARRANTIES

The warranty period for the bulk of Creative’s products typically ranges between 1 to 3 years. The product warranty accrual reflects management’s best estimate of probable liability under its product warranties. Management determines the warranty based on known product failures (if any), historical experience, and other currently available evidence.

Changes in the product warranty accrual were as follows (in US$’000):

	March 31, 2006	March 31, 2005
Balance at the beginning of the nine-month period	$12,418	$6,232
Accruals for warranties issued during the period	40,069	14,546
Adjustments related to pre-existing warranties (include changes in estimates)	(196)	(100)
Settlements made during the period	(40,197)	(11,616)

Balance at the end of the nine-month period	$12,094	$9,062

NOTE 5 - NET INCOME PER SHARE

In accordance with Statement of Financial Accounting Standards No. 128 (“SFAS 128”) “Earnings per Share”, Creative reports both basic earnings per share and diluted earnings per share. Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of ordinary and potentially dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares are excluded from the computation if their effect is anti-dilutive. In computing the diluted earnings per share, the treasury stock method is used to determine, based on average stock prices for the respective periods, the ordinary equivalent shares to be purchased using proceeds received from the exercise of such equivalent shares. Other than the dilutive effect of stock options, there are no other financial instruments that would impact the weighted average number of ordinary shares outstanding used for computing diluted earnings per share.

Following is a reconciliation between the average number of ordinary shares outstanding and equivalent shares outstanding (in ‘000):

	Three months ended March 31,		Nine months ended March 31,
	2006	2005	2006	2005
Weighted average ordinary shares outstanding	82,895	83,307	83,064	82,357
Weighted average dilutive stock options outstanding	—	2,967	—	3,123

Weighted average ordinary shares and equivalent outstanding	82,895	86,274	83,064	85,480

For the three months and nine months ended March 31, 2006, approximately 0.7 million and 0.9 million shares were excluded from the determination of diluted net loss per share, as the effect of including such shares is anti-dilutive.

NOTE 6 - INCOME TAXES

Provisions for income taxes for interim periods are based on estimated annual effective income tax rates. Income of foreign subsidiaries of Creative is subject to tax in the country in which the subsidiary is located. Creative’s effective income tax rate is based on the mix of income arising from various geographic regions, where the tax rates range from 0% to 50%; and pioneer status income in Singapore, which is exempt from tax. As a result, Creative’s overall effective rate of tax is subject to changes based on the international source of income before tax.

Creative was granted a new Pioneer Certificate under the International Headquarters Award that will expire in March 2010. Under the new Pioneer Certificate, profits arising from qualifying activities will be exempted from income tax in Singapore, subject to certain conditions. The Singapore corporate income tax rate of 20% is applicable to profits excluded from the new Pioneer Certificate.

NOTE 7 - COMPREHENSIVE INCOME

The components of total comprehensive income are as follows (in US$’000):

	Three months ended March 31,		Nine months ended March 31,
	2006	2005	2006	2005
Net (loss) income	$(114,329)	$15,913	$(105,427)	$32,532
Unrealized loss on quoted investments	(5,696)	(8,207)	(30,731)	(18,372)

Total comprehensive (loss) income	$(120,025)	$7,706	$(136,158)	$14,160

NOTE 8 - SHARE REPURCHASES

Details of Share Repurchases by Creative are set out below:

	Number of Shares Repurchased	Average Price
(in millions)
Fiscal year 2006:
Quarter ended September 30, 2005	1.0	$8
Quarter ended December 31, 2005	—	—
Quarter ended March 31, 2006	—	—

At the Annual General Meeting (“AGM”) held on October 28, 2005, the shareholders approved a share repurchase mandate allowing Creative to buy up to 10% of the issued share capital of Creative outstanding as of the date of the AGM. This amounts to approximately 8.3 million shares. This authority to repurchase shares shall continue in force unless revoked or revised by the shareholders in a general meeting, or until the date the next AGM of Creative is held or is required to be held, whichever is earlier.

NOTE 9 - EMPLOYEE STOCK OPTION PLANS

In December 1998, Creative adopted the Creative Technology (1999) Share Option Scheme (“1999 Scheme”) which allows options to be granted to full-time employees as well as consultants and non-executive directors. The total number of shares that may be granted under the 1999 Scheme is 7.5 million, provided that such amount shall be automatically increased on the first day (July 1) of each of the five fiscal years ending June 30, 2001, 2002, 2003, 2004 and 2005 by four percent of the issued share capital of Creative as at the last day of the immediate preceding fiscal year. The Option Committee has the discretion to decide the vesting schedule in the letter of offer. If it is not specifically stated in the letter of offer, 1/4 of the total amount of the grant vest on the first anniversary of the grant date and 1/48 of the total amount of the grant on the last day of each calendar month thereafter. The exercise price of options granted under the 1999 Scheme may be less than the fair market value of the shares as of the date of grant and the options expire after the tenth anniversary of the date of grant, except in the case of options granted to participants other than employees, options expire not later than the fifth anniversary of the date of grant. Creative issues new shares to satisfy its share based exercises.

Effective July 1, 2005, Creative adopted the provisions of SFAS No. 123(R), “Share-Based Payment”. SFAS No. 123(R) establishes accounting for share-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as expense over the employee’s requisite service period. Creative previously applied Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations, and provided the required pro forma disclosures of SFAS No. 123, “Accounting for Stock-Based Compensation”.

Prior to the adoption of SFAS No. 123(R), Creative provided the disclosures required under SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosures”. The following table illustrates the effect on net income and earnings per share for the corresponding period if Creative had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation (in US$’000, except per share data):

	Three months ended March 31, 2005	Nine months ended March 31, 2005
Net income, as reported	$15,913	$32,532
Add/(less): Total stock-based employee compensation expense determine under fair value based method for all awards, net of related tax effects	334	(941)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	343	1,212

Pro forma net income	$16,590	$32,803

Earnings per share:
Basic – as reported	$0.19	$0.40
Basic – pro forma	$0.20	$0.40

Diluted – as reported	$0.18	$0.38
Diluted – pro forma	$0.19	$0.38

Creative elected to adopt the modified-prospective application method as provided by SFAS No. 123(R). Accordingly, during the three months and nine months ended March 31, 2006, Creative recorded stock-based compensation cost of $548,000 and $1,261,000 respectively in its financial statements, totaling the amount that would have been recognized had the fair value method been applied since the effective date of SFAS No. 123. Previously disclosed amounts have not been restated in the financial statements.

In connection with the adoption of SFAS No. 123(R), Creative also made a one-time adjustment in the quarter ended September 30, 2005 to reverse the unamortised share compensation balance of $378,000 against the additional paid-in capital account.

There were no options granted under the 1999 Scheme for the nine months ended March 31, 2005. No options were granted during the three months ended March 31, 2006. During the nine months ended March 31, 2006, Creative granted 3,120,000 stock options under the 1999 Scheme with a total grant date fair value of $5,087,000. The weighted average grant date fair value of options granted was $1.63 per share.

The fair value of each share option granted is estimated on the date of grant using the Black Scholes option-pricing model. The option-pricing model requires the input of highly subjective assumptions, including the option’s expected life, risk-free interest rates, dividend yield and the price volatility of the underlying share. The expected life of the options represents the period of time the options are expected to be outstanding and is based on historical trends. The expected share price volatility assumption was determined using the historical volatility of Creative’s shares. The following table presents the weighted-average assumptions used in the Black Scholes option-pricing model for the share option grants.

	Nine months ended March 31,
	2006	2005
Expected volatility	36%	—
Risk-free interest rates	2.31% to 4.40%	—
Dividend yield	3%	—
Expected life of options (in years)	4.60	—

Summary of outstanding options under Creative’s employee share option plans

The following table summarizes the option information under the Creative’s employee share option plans as at March 31, 2006.

	Number of Options (’000)	Weighted- Average Exercise Price ($)	Aggregate Intrinsic Value ($’000)	Weighted- Average Remaining Contractual Life (in years)
Outstanding at June 30, 2005	6,581	6.93	—	—
Granted	3,120	7.50	—	—
Exercised	(506)	4.35	—	—
Canceled/Forfeited/Expired	(248)	9.18	—	—
Outstanding at March 31, 2006	8,947	7.21	6,517	6.00
Exercisable at March 31, 2006	5,775	7.05	6,493	4.33

The options outstanding and exercisable as at March 31, 2006 were in the following exercise price ranges:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number of Shares Outstanding (’000)	Weighted Average Exercise Price	Aggregate Intrinsic Value ($’000)	Weighted Average Remaining Contractual Term (in years)	Number of Shares Exercisable (’000)	Weighted Average Exercise Price	Aggregate Intrinsic Value ($’000)	Weighted Average Remaining Contractual Term (in years)
$1.00 to $2.99	180	$2.82	$781	5.08	180	$2.82	$781	5.08
$3.00 to $4.99	1,967	$4.46	$5,289	5.55	1,967	$4.46	$5,289	5.55
$5.00 to $6.99	287	$5.59	$447	4.97	260	$5.52	$423	4.77
$7.00 to $10.99	6,506	$8.23	$—	6.20	3,362	$8.89	$—	3.55
$11.00 to $18.99	6	$18.40	$—	3.92	6	$18.40	$—	3.92

	8,947	$7.21	$6,517	6.00	5,775	$7.05	$6,493	4.33

The intrinsic value is determined by the difference between Creative’s closing share price of $7.15 as of March 31, 2006 and the grant price. The aggregate intrinsic value in the table above represents the amount that would have been received by the option holders had all option holders exercised their options as of that date. The total intrinsic value of options exercised during the three months and nine months ended March 31, 2006 was $884,000 and $1,629,000 respectively. As at March 31, 2006, Creative expects to recognize the total unrecognized compensation cost relating to non-vested stock-based compensation of $4,184,000 over a weighted average period of 3.52 years.

NOTE 10 - OTHER CHARGES

In February 2006, Creative announced that 3Dlabs will refocus its graphics business on the portable handheld device market and de-emphasize its professional workstation graphics business. As a result, the fair value of 3Dlabs could no longer support the carrying value of the goodwill and other intangible assets associated with the acquisition of 3Dlabs in May 2002, and accordingly, Creative recorded a goodwill impairment charge of $29.4 million and other intangible assets impairment charge of $2.0 million in the third quarter of fiscal 2006. In addition to the goodwill and intangible assets impairment charges, 3Dlabs has also recorded restructuring charges of $4.9 million in operating expenses and an inventory charge of $4.3 million to cost of goods sold. The $4.9 million restructuring charges in operating expenses comprised $3.0 million in employee separation costs, $0.3 million in facility exit costs and fixed assets impairment write-downs of $1.6 million. Besides 3Dlabs’ restructuring charges, as part of ongoing worldwide cost-cutting measures, $1.0 million in employee separation costs were charged to operating expenses as part of restructuring costs in the fiscal third quarter of 2006.

Employee separation costs for 3Dlabs and other Creative subsidiaries represent the costs of involuntary severance benefits for approximately 200 employees. As of March 31, 2006, approximately 31% of these employees had left and the bulk of the remaining employees left by April 30, 2006. Facility exit costs primarily include lease termination and research and development expenses on some 3Dlabs’ graphics chips.

The following table displays the accruals established for employee separation and facility exit costs (in US$’000):

	Initial Charges	Amounts Paid	Accruals as of March 31, 2006
Employee separation costs	$3,958	$(1,290)	$2,668
Facility exit costs	318	(156)	162

Total	$4,276	$(1,446)	$2,830

Fixed assets impairment write-downs of $1.6 million were attributed to computer hardware and software associated with part of 3Dlabs’ facilities that were being closed down.

The $4.3 million inventory charge comprised stock obsolescence provisions for 3Dlabs’ graphics cards.

NOTE 11 - INTELLECTUAL PROPERTY INDEMNIFICATION OBLIGATIONS

Creative indemnifies certain customers, distributors, suppliers, and subcontractors for attorneys’ fees and damages and costs awarded against these parties in certain circumstances in which its products are alleged to infringe third party intellectual property rights, including patents, trademarks, or copyrights. The terms of its indemnification obligations are generally perpetual from the effective date of the agreement. In certain cases, there are limits on and exceptions to its potential liability for indemnification relating to intellectual property infringement claims. Creative cannot estimate the amount of potential future payments, if any, that the company might be required to make as a result of these agreements. Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations. However, there can be no assurance that Creative will not have any future financial exposure under those indemnification obligations.

NOTE 12 - LEGAL PROCEEDINGS

During the course of its ordinary business operations, Creative and its subsidiaries are involved from time to time in a variety of intellectual property and other disputes, including claims against Creative alleging copyright infringement, patent infringement, contract claims, employment claims and business torts. Ongoing disputes exist with, among other entities, Compression Labs, Incorporated (a patent infringement action filed in the Eastern District of Texas, U.S., against Creative Labs, Inc. and 27 other defendants); Sviluppo del’elettronica S.I.S.V.E.L. S.P.A. and its wholly owned U.S. subsidiary, Audio MPEG, Inc. (legal proceedings in the Netherlands, Germany, Italy and the Eastern District of Virginia, U.S., each alleging that Creative’s MP3 technology violates patents managed by S.I.S.V.E.L); Nichia Corporation (a patent infringement action filed in the Northern District of California against Creative and other defendants); and representative purchasers of MP3 players (an action alleging false advertising and unfair competition in connection with reported storage capacity). Creative also from time to time receives licensing inquiries and/or threats of potential future patent claims from a variety of entities. Creative believes it has valid defenses to the various claims asserted against it, and intends to defend the actions vigorously. However, should any of these claimants prevail in their suits or claims, Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations.

Creative has filed a complaint with the U.S. International Trade Commission requesting the Commission to investigate whether Apple Computer Inc. (“Apple”) has violated Section 337 of the Tariff Act of 1930 through its importation and sale after importation into the United States of iPods and iPod Nanos that Creative believes infringe U.S. Patent 6,928,433, which Creative refers to as the “ZEN™ Patent.” Creative is seeking an exclusion order and cease and desist-order, which would prohibit Apple from engaging in sales, marketing, importation or sale after importation of iPod and iPod Nano products into the United States. Creative has also filed a lawsuit against Apple in the United States District Court for the Northern District of California that seeks an injunction and increased damages. Apple subsequently filed a lawsuit against Creative in the United States District Court for the Western District of Wisconsin, alleging that Creative infringes seven of Apple’s patents. Creative believes it has valid defenses to these claims, and intends to defend the action vigorously. However, should Apple prevail in asserting these claims, Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations.

ITEM 2 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SAFE HARBOR STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Safe Harbor Statements Under The Private Securities Litigation Reform Act of 1995

Except for the historical information contained herein, the matters set forth are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially. These forward-looking statements involve risks and uncertainties that could cause Creative’s actual results to differ materially. Such risks and uncertainties include: Creative’s ability to timely develop new products that gain market acceptance and to manage frequent product transitions; competitive pressures in the marketplace; a reduction or cancellation of sales orders for Creative products; accelerated declines in the average selling prices of Creative’s products or any prices of components; Creative’s ability to successfully integrate acquisitions; potential fluctuations in quarterly results due to the seasonality of Creative’s business and the difficulty of projecting such fluctuations; possible disruption in commercial activities caused by factors outside of Creative’s control, such as terrorism, armed conflict and labor disputes; a reduction in demand for computer systems, peripherals and related consumer products as a result of poor economic conditions, social and political turmoil; major health concerns; the proliferation of sound functionality in new products from competitors at the application software, chip and operating system levels; the deterioration of global equity markets; exposure to excess and obsolete inventory; Creative’s reliance on sole sources for many of its chips and other key components; component shortages which may impact Creative’s ability to meet customer demand; Creative’s ability to protect its proprietary rights; Creative’s ability to successfully manage its expanding operations; the vulnerability of certain markets to current and future currency fluctuations; the effects of restricted fuel availability and rising costs of fuel; fluctuations in the value and liquidity of Creative’s investee companies; and the potential decrease in trading volume and value of Creative’s Ordinary Shares as a result of the Flow Back Restriction that commenced on June 1, 2003 and Creative’s previous plan and any future plans to delist from NASDAQ and to eliminate its U.S. reporting obligations. For further information regarding the risks and uncertainties associated with Creative’s business, please refer to its filings with the SEC, including its Form 20-F for fiscal 2005 filed with the SEC. Creative undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in Creative’s expectations.

SELECTED CONSOLIDATED FINANCIAL DATA

The following is a summary of Creative’s unaudited quarterly results for the eight quarters ended March 31, 2006, together with the percentage of sales represented by such results. Consistent with the PC peripherals and digital entertainment markets, demand for Creative’s products is generally stronger in the quarter ended December 31, compared to any other quarter of the fiscal year due to consumer buying patterns. In management’s opinion, the results detailed below have been prepared on a basis consistent with the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented when read in conjunction with the financial statements and notes thereto contained elsewhere herein. Creative’s business is seasonal in nature and the quarterly results are not necessarily indicative of the results to be achieved for the complete year.

	Unaudited data for quarters ended (in US$’000 except per share data)
	Mar 31 2006	Dec 31 2005	Sep 30 2005	Jun 30 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004	Jun 30 2004
Sales, net	$225,657	$390,826	$280,173	$305,409	$333,840	$375,142	$210,020	$201,780
Cost of goods sold	235,799	305,440	223,607	274,417	256,519	273,398	144,817	135,393

Gross (loss) profit	(10,142)	85,386	56,566	30,992	77,321	101,744	65,203	66,387
Operating expenses:
Selling, general and administrative	51,959	55,220	45,265	48,051	51,208	56,931	40,068	40,686
Research and development	18,843	22,734	19,927	20,300	19,687	22,620	19,718	18,940
Other charges	37,351	—	—	—	—	65,225	—	—

Operating (loss) income	(118,295)	7,432	(8,626)	(37,359)	6,426	(43,032)	5,417	6,761
Net gain (loss) from investments	2,030	6,880	10,028	9,304	14,766	51,539	(1,204)	(224)
Interest income	1,847	1,399	995	967	1,243	651	710	1,719
Interest expense	(2,449)	(2,244)	(2,017)	(1,792)	(1,275)	(456)	(151)	(231)
Others	2,488	(5,140)	152	(4,796)	(5,728)	5,555	709	(700)

(Loss) income before income taxes and minority interest	(114,379)	8,327	532	(33,676)	15,432	14,257	5,481	7,325
Provision for income taxes	(229)	(115)	(138)	1,855	(53)	(2,236)	(535)	(604)
Minority interest in loss (income)	279	(1)	297	(123)	534	(178)	(170)	(90)

Net (loss) income	$(114,329)	$8,211	$691	$(31,944)	$15,913	$11,843	$4,776	$6,631

Basic (loss) earnings per share	$(1.38)	$0.10	$0.01	$(0.38)	$0.19	$0.14	$0.06	$0.08

Weighted average ordinary shares outstanding (‘000)	82,895	82,740	83,556	83,576	83,307	82,320	81,443	81,236

Diluted (loss) earnings per share	$(1.38)	$0.10	$0.01	$(0.38)	$0.18	$0.14	$0.06	$0.08

Weighted average ordinary shares and equivalents outstanding (‘000)	82,895	83,532	84,690	83,576	86,274	85,930	84,237	83,960

	Unaudited data for quarters ended (as a percentage of sales)
	Mar 31 2006	Dec 31 2005	Sep 30 2005	Jun 30 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004	Jun 30 2004
Sales, net	100%	100%	100%	100%	100%	100%	100%	100%
Cost of goods sold	105	78	80	90	77	73	69	67

Gross (loss) profit	(5)	22	20	10	23	27	31	33
Operating Expenses:
Selling, general and administrative	23	14	16	16	15	15	19	20
Research and development	8	6	7	6	6	6	10	10
Other charges	17	—	—	—	—	17	—	—

Operating (loss) income	(53)	2	(3)	(12)	2	(11)	2	3
Net gain (loss) from investments	1	2	4	3	5	14	(1)	—
Interest income	1	—	—	—	—	—	—	1
Interest expense	(1)	(1)	(1)	—	—	—	—	—
Others	1	(1)	—	(2)	(2)	1	1	(1)

(Loss) income before income taxes and minority interest	(51)	2	—	(11)	5	4	2	3
Provision for income taxes	—	—	—	1	—	(1)	—	—
Minority interest in (income) loss	—	—	—	—	—	—	—	—

Net (loss) income	(51)%	2%	—%	(10)%	5%	3%	2%	3%

GENERAL

Management’s Discussion and Analysis of Financial Condition and Results of Operations is based upon Creative’s Consolidated Condensed Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

For the list of critical accounting policies that may affect management’s more significant estimates and assumptions used in the preparation of its consolidated financial statements, please refer to the Form 20-F for fiscal 2005 on file with the U.S. Securities and Exchange Commission.

RESULTS OF OPERATIONS

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005

Net sales

Sales for the third quarter of fiscal 2006 decreased by 32% compared to the same quarter in the prior fiscal year mainly due to a reduction in sales of digital audio players. Sales of personal digital entertainment (“PDE”) products, which include digital audio players and digital cameras, decreased by 40% compared to the same quarter in the prior fiscal year and represented 60% of sales in the third quarter of fiscal 2006 compared to 68% of sales in the same quarter in fiscal 2005. Sales of digital audio players in the third quarter of fiscal 2006 were negatively impacted by a steep drop in the flash memory prices at the end of the quarter due to an excess supply of flash memory in the market. The steep drop in flash memory prices created uncertainty and pricing instability in the retail market for digital audio players, contributing to a significant slowing of worldwide sales of digital audio players. Creative intends to streamline its lineup of digital audio players to focus on strategic and more profitable products. Sales of audio products (Sound Blaster audio cards and chipsets) decreased by 30% in the third quarter of fiscal 2006 compared to the same quarter in fiscal 2005 and represented 13% of sales in the third quarter of fiscal 2006 and fiscal 2005. The decrease in audio product sales was mainly due to a decrease in sales of low-end audio sound cards. Creative believes that the newly launched Xtreme Fidelity audio technology and Sound Blaster X-Fi sound cards will set a new standard for audio in music, movies and video games and will reverse the decline in its audio business. Sales of speakers in the third quarter of fiscal 2006 decreased by 4% compared to the same quarter of the prior fiscal year, primarily due to lower sales of non-multimedia speakers, and represented 17% of sales in the third quarter of fiscal 2006 compared to 12% of sales in the third quarter of fiscal 2005. Sales from all other products, which include graphics products, communication products, accessories and other miscellaneous items, decreased by 10% in the third quarter of fiscal 2006 compared to the same quarter in fiscal 2005, and as a percentage of sales, represented 10% of sales in the third quarter of fiscal 2006 compared to 7% in the same quarter of fiscal 2005. The decrease was primarily attributable to decreases in sales of graphics products.

Gross profit

Gross profit margin was negative 5% of sales in the third quarter of fiscal 2006 compared to 23% in the same period in fiscal 2005. The decrease in gross profit margin was primarily attributable to the substantial write down of flash memory inventory due to the steep drop in flash memory prices. The drop in flash memory prices has also caused market uncertainty that resulted in lower sales and selling prices of digital audio players, negatively impacting the gross profit margin in the third quarter of fiscal 2006. In addition, the gross profit margin in the third quarter of fiscal 2006 was also negatively impacted by a $4.3 million inventory provision charged by 3Dlabs due to restructuring.

Operating expenses

Selling, general and administrative (“SG&A”) expenses increased by 1% in the third quarter of fiscal 2006 compared to the same quarter in the prior fiscal year. As a percentage of sales, SG&A expenses were 23% in the third quarter of fiscal 2006 compared to 15% in the same quarter of fiscal 2005 mainly due to the 32% decrease in total net sales in the third quarter of fiscal 2006 compared to fiscal 2005.

Research and development (“R&D”) expenses in the third quarter of fiscal 2006 decreased by 4% compared to the same quarter in the prior fiscal year. As a percentage of sales, R&D expenses were 8% of sales in the third quarter of fiscal 2006 compared to 6% in the same quarter of fiscal 2005.

Other charges of $37.3 million in the third quarter of fiscal 2006 comprised a $4.9 million in restructuring charges in 3Dlabs, a $31.4 million impairment of goodwill and other intangible assets of 3Dlabs, and $1.0 million in employee separation costs under a worldwide workforce reduction exercise. The restructuring charges in 3Dlabs were due to a change in the business strategy of refocusing its graphics business on the portable handheld device market and de-emphasize its professional workstation graphics business. The charges comprised $3.0 million in employee severance costs, $0.3 million in facility exit costs and $1.6 million in fixed assets impairment write-downs. As a result of the change in business strategy, the fair value of 3Dlabs could no longer support the carrying value of the goodwill and other intangible assets associated with the acquisition of 3Dlabs in May 2002, and accordingly, Creative recorded a $31.4 million impairment of goodwill and other intangible assets in the third quarter of fiscal 2006. See Note 2 and 10 of “Notes to Consolidated Financial Statements.”

Net investment gain

Net investment gains of $2.0 million for the third quarter of fiscal 2006 comprised a $2.8 million net gain from sales of investments offset by $0.8 million in write-downs of investments. Net investment gains of $14.8 million for the third quarter of fiscal 2005 comprised a gain of $17.8 million from sales of investments offset by $3.0 million in write-downs of investments. The bulk of the net gain of $17.8 million from the sale of investments in fiscal 2005 was derived from the sale of shares of SigmaTel, Inc.

As part of its long-term business strategy, from time to time, Creative makes strategic equity investments in companies that can provide Creative with technologies or products that management believes will give Creative a competitive advantage in the markets in which Creative competes.

Net interest

Net interest in the third quarter of fiscal 2006 was an expense of $0.6 million compared to a $0.03 million expense in the same quarter of the prior fiscal year. The higher net interest expense in third quarter of fiscal 2006 compared to fiscal 2005 was due to the five-year $175.0 million syndicated term loan where $100.0 million was drawn-down in December 2004 and the remaining $75.0 million in February 2005.

Others

Other income of $2.5 million in the third quarter of fiscal 2006 was mainly due to exchange gain of $2.3 million. Other expense of $5.7 million in the third quarter of fiscal 2005 was mainly due to exchange loss of $5.9 million.

Provision for income taxes

Provision for income taxes of foreign subsidiaries is based on the corporate income tax rates of the country in which the subsidiary is located. Net operating profits from some of Creative’s subsidiaries are not offsetable with the net operating losses sustained by subsidiaries from a different tax jurisdiction. In Singapore, Creative was granted a new Pioneer Certificate under the International Headquarters Award that will expire in March 2010. Profits arising from qualifying activities under the new Pioneer Certificate will be exempted from income tax, subject to certain conditions. The Singapore corporate income tax rate of 20% is applicable to the profits excluded from the new Pioneer Certificate.

Nine Months Ended March 31, 2006 Compared to Nine Months Ended March 31, 2005

Net sales

Sales for the first nine months of fiscal 2006 decreased by 2% compared with the first nine months of the prior fiscal year. Sales of PDE products increased by 4% compared to the same period in the prior fiscal year and represented 65% of sales in the first nine months of fiscal 2006 compared to 61% of sales in the first nine months of the prior fiscal year. For the first six months of fiscal 2006, sales of PDE products increased by 34% compared to the same period in the prior fiscal year, but on a cumulative nine-month basis, PDE sales increased only marginally by 4%, due to a steep drop in flash memory prices at the end of third quarter as a result of excess supply of flash memory. The steep drop in flash memory prices has created uncertainty and pricing instability in the retail market for digital audio players, contributing to a significant slowing of worldwide sales of digital audio players. Creative intends to streamline its lineup of digital audio players to focus on strategic and more profitable products. Sales of audio products decreased by 12% compared with the first nine months of the prior fiscal year and represented 13% of sales in the nine-month period ended March 31, 2006 compared to 15% of sales in the comparable period in the prior fiscal year. The decrease in audio product sales was mainly due to a decrease in sales of low-end audio sound cards. Creative believes that the newly launched Xtreme Fidelity audio technology and Sound Blaster X-Fi sound cards will set a new standard for audio in music, movies and video games and will reverse the decline in its audio business. Sales of speakers decreased by 8% in the first nine months of fiscal year 2006 compared to the first nine months of the prior fiscal year and represented 14% of sales in the first nine months of fiscal 2006 compared to 15% in the first nine months of fiscal 2005. The decrease was primarily attributable to lower sales of non-multimedia speakers. Sales from all other products which include graphics products, communication products, accessories and other miscellaneous items, decreased by 19% compared to the same period in the prior fiscal year and accounted for 8% of the total sales in the first nine months of fiscal 2006 compared to 10% in the first nine months of the prior fiscal year. The decrease was primarily attributable to decreases in sales of graphics products.

Gross profit

Gross profit was 15% of sales for the nine-month period ended March 31, 2006 compared to 27% in the nine-month period ended March 31, 2005. The decrease in gross profit margin was primarily attributable to the substantial write down of flash memory inventory in the third quarter of fiscal 2006 due to the steep drop in the flash memory prices. The drop in the flash memory prices has also caused market uncertainty that resulted in lower sales and selling prices of digital audio players, negatively impacting the gross profit margin in the third quarter of fiscal 2006

Operating expenses

SG&A expenses for the nine-month period ended March 31, 2006 increased by 3% compared to the same period in the prior fiscal year. As a percentage of sales, SG&A expenses were 17% of sales in the nine-month period ended March 31, 2006 compared to 16% in the same period in the prior fiscal year.

R&D expenses for the nine-month period ended March 31, 2006 decreased by 1% compared to the same period in the prior fiscal year. As a percentage of sales, R&D expenses were 7% of sales for both the nine-month periods ended March 31, 2006 and 2005.

Other charges of $37.3 million for the nine-month period ended March 31, 2006 comprised a $4.9 million in restructuring charges in 3Dlabs, a $31.4 million impairment of goodwill and other intangible assets of 3Dlabs, and $1.0 million in employee separation costs under a worldwide workforce reduction exercise. The restructuring charges in 3Dlabs were due to a change in the business strategy of refocusing its graphics business on the portable handheld device market and de-emphasize its professional workstation graphics business. The charges comprised $3.0 million in employee severance costs, $0.3 million in facility exit costs and a $1.6 million in fixed assets impairment write-downs. As a result of the change in business strategy, the fair value of 3Dlabs could no longer support the carrying value of the goodwill and other intangible assets associated with the acquisition of 3Dlabs in May 2002, and accordingly, Creative recorded a $31.4 million impairment of goodwill and other intangible assets in the third quarter of fiscal 2006. See Note 2 and 10 of “Notes to Consolidated Financial Statements.”

The impairment of goodwill and intangible assets of $65.2 million in the first nine months of fiscal 2005 resulted from a review of the goodwill and intangible assets of 3Dlabs in the second quarter of fiscal 2005. During the second quarter of fiscal 2005, management noted that the revenue of 3Dlabs continued to perform below expectations due to delays in the launch of new products. Therefore, in accordance with SFAS 142, an impairment test was performed by an independent assessor on the goodwill and other intangible assets of 3Dlabs. The fair value was determined based on a combination of the projected discounted cash flow method and the market comparable method whereby market multiples of 3Dlabs are compared to the market multiples of publicly traded companies in similar lines of business. The conclusion of the impairment review was that the fair value of 3Dlabs could no longer support the carrying value of the remaining goodwill and other intangible assets associated with them. As a result, Creative recorded goodwill and other intangible assets impairment charge of $65.2 million in the first nine months of fiscal 2005.

Net investment gain

Net investment gains of $18.9 million for the first nine months of fiscal 2006 included a $20.9 million net gain from sales of investments offset by $2.0 million in write-downs of investments. Net investment gains of $65.1 million for the first nine months of fiscal 2005 comprised a $73.4 million net gain from sales of investments offset by $8.3 million in write-downs of investments. The bulk of the net gain from sales of investments in fiscal 2006 and 2005 were derived from sale of shares of SigmaTel, Inc.

Net interest

Net interest for the first nine months of fiscal 2006 was an expense of $2.5 million compared to income of $0.7 million in the same period of the prior fiscal year. The net interest expense was due to the five-year $175.0 million syndicated term loan where $100.0 million was drawn-down in December 2004 and the remaining $75.0 million in February 2005.

Others

Other expenses of $2.5 million for the first nine months of fiscal 2006 were mainly due to exchange loss of $4.0 million, offset partially by sundry income of $1.4 million with the bulk of it pertaining to a write-back of unclaimed invoices. Other income of $0.5 million in the first nine months of fiscal 2005 was mainly due to exchange gain of $1.9 million, offset partially by Creative’s share of its equity-method investees’ losses of $1.6 million.

Provision for income taxes

Provision for income taxes of foreign subsidiaries is based on the corporate income tax rates of the country in which the subsidiary is located. Net operating profits from some of Creative’s subsidiaries are not offsetable with the net operating losses sustained by subsidiaries from a different tax jurisdiction. In Singapore, Creative was granted a new Pioneer Certificate under the International Headquarters Award that will expire in March 2010. Profits arising from qualifying activities under the new Pioneer Certificate will be exempted from income tax, subject to certain conditions. The Singapore corporate income tax rate of 20% is applicable to the profits excluded from the new Pioneer Certificate.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as of March 31, 2006 increased by $37.1 million to $224.4 million compared to the balance of $187.2 million at June 30, 2005. Cash provided by operating activities of $60.5 million was mainly due to a $119.9 million decrease in inventory, a $35.2 million net decrease in accounts receivable and other assets and prepaid expenses and a $32.8 million adjustment for non-cash items, offset partially by an $18.6 million net decrease in accounts payable and accrued and other liabilities. The $32.8 million adjustment in non-cash items comprises mainly $20.4 million of depreciation and amortization, a $31.5 million charge relating to the impairment of goodwill and other intangible assets of 3Dlabs, and $20.9 million in net gains from disposals of investments. The $10.5 million provided by investing activities was primarily comprised of proceeds from sales of investments, offset partially by net capital expenditures, purchases of investments and increases in other non-current assets primarily relating to investments in equity-method investee companies. Cash used in financing activities of $33.9 million was mainly for share repurchases and payment of a dividend on Creative’s ordinary shares.

As of March 31, 2006, in addition to cash reserves and excluding long-term loans, Creative has credit facilities totaling $96.7 million for overdrafts, guarantees, letters of credit and fixed short-term loans, of which approximately $94.8 million were unutilized.

As part of its long-term business strategy, from time to time, Creative makes strategic equity investments in companies that can provide Creative with technologies or products that management believes will give Creative a competitive advantage in the markets in which Creative competes.

Management believes that Creative has adequate resources to meet its projected working capital and other cash needs for at least the next twelve months. To date, inflation has not had a significant impact on Creative’s operating results.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table presents the contractual obligations and commercial commitments of Creative as of March 31, 2006:

	Payments Due by Period (US$’000)
Contractual Obligations	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Long Term Debt	$196,321	$3,708	$7,416	$182,416	$2,781
Capital Lease Obligations	1,769	1,750	19	—	—
Operating Leases	22,591	6,197	4,610	2,826	8,958
Unconditional Purchase Obligations	69,262	69,262	—	—	—
Other Long Term Obligations	539	45	494	—	—

Total Contractual Cash Obligations	$290,482	$80,962	$12,539	$185,242	$11,739

Unconditional purchase obligations are defined as contractual obligations for purchase of goods or services, which are enforceable and legally binding on the Company and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. The expected timing of payment of the obligations set forth above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts for some obligations.

As of March 31, 2006, Creative has utilized approximately $1.9 million under guarantees, letters of credit, overdraft and fixed short-term loan facilities.

ITEM 3 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Equity Price Risks: Creative is exposed to equity price risk on its quoted investments. An aggregate 10% reduction in the market prices of Creative’s quoted investments, based on a sensitivity analysis of the balance as of March 31, 2006, would have $7.9 million adverse effect on Creative’s results of operations and financial position.

Interest Rate Risk: Changes in interest rates could impact Creative’s anticipated interest income on its cash equivalents and interest expense on its debt. Due to the short duration of Creative cash deposits and the terms of its debt, an immediate 10% increase in interest rates would not have a material adverse impact on Creative’s future operating results and cash flows.

Foreign Currency Exchange Risk in the Rate of Exchange of Reporting Currency Relative to US$:

The functional currency of Creative and its subsidiaries is the US dollar and, accordingly, gains and losses resulting from the translation of monetary assets and liabilities denominated in currencies other than the US dollar are reflected in the determination of net income. From time to time, Creative enters into forward exchange contracts to reduce its exposure to foreign exchange translation gains and losses. Forward exchange contracts are marked to market each period and the resulting gains and losses are included in the determination of net income or loss. No forward exchange contracts were outstanding at March 31, 2006. Included in interest and other expenses for the three and nine month period ended March 31, 2006, is exchange gain of $2.3 million and exchange loss of $4.0 million, respectively.

The exchange rates for the S$ and Euro utilized in translating the balance sheet at March 31, 2006, expressed in US$ per one S$ and Euro were 0.6180 and 1.2112, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREATIVE TECHNOLOGY LTD.

[S] Ng Keh Long
Ng Keh Long
Chief Financial Officer
Date: June 2, 2006